Exhibit 99.1

Ur-Energy Inc.
(a Development Stage Company)

Unaudited Consolidated Financial Statements

March 31, 2009

(expressed in Canadian dollars)

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Consolidated Balance Sheets

(expressed in Canadian dollars)

	March 31, 2009	December 31, 2008
	$	$

Assets

Current assets
Cash and cash equivalents (note 3)	21,978,755	25,799,735
Short-term investments (note 3)	37,156,808	39,174,200
Marketable securities	22,500	7,500
Amounts receivable	68,532	132,710
Prepaid expenses	119,485	77,777

	59,346,080	65,191,922

Bonding and other deposits (note 4)	3,891,753	2,578,825
Mineral properties (note 5)	32,237,403	31,808,821
Capital assets (note 6)	1,549,070	1,631,304
Construction in progress (note 7)	380,912	323,093

	38,059,138	36,342,043

	97,405,218	101,533,965

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and accrued liabilities	1,352,519	2,265,058

Future income tax liability	478,000	478,000
Asset retirement obligation (note 8)	602,307	513,576

	2,432,826	3,256,634

Shareholders’ equity (note 9)
Capital stock	144,805,960	144,396,460
Contributed surplus	13,002,048	12,721,559
Deficit	(62,835,616)	(58,840,688)

	94,972,392	98,277,331

	97,405,218	101,533,965

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

(signed) /s/ Jeffery T. Klenda	Director(signed) /s/ Thomas Parker Director

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Consolidated Statements of Operations, Comprehensive Loss and Deficit

(expressed in Canadian dollars)

	Three Months ended March 31, 2009	Three Months ended March 31, 2008	Cumulative From March 22, 2004 to March 31, 2009
	$	$	$
		(as restated – see Note 2)

Expenses
General and administrative	1,360,188	1,836,285	23,283,237
Exploration and evaluation	1,236,265	1,494,930	41,018,818
Development expense	2,376,488	-	11,231,024
Write-off of mineral properties	63,561	-	383,206

	(5,036,502)	(3,331,215)	(75,916,285)

Interest income	400,743	789,280	6,479,182
Foreign exchange gain	634,331	652,446	6,202,570
Other income (loss)	6,500	(11,685)	(30,138)

	1,041,574	1,430,041	12,651,614

Loss before income taxes	(3,994,928)	(1,901,174)	(63,264,671)

Recovery of future income taxes	-	-	429,055

Net loss and comprehensive loss for the period	(3,994,928)	(1,901,174)	(62,835,616)

Deficit - Beginning of period
As previously reported	(58,840,688)	(13,080,150)	-
Change in policy for accounting for exploration and development costs (note 2)	-	(27,906,953)	-

As restated	(58,840,688)	(40,987,103)	-

Deficit - End of period	(62,835,616)	(42,888,277)	(62,835,616)

Weighted average number of shares outstanding,
basic and diluted	93,684,163	92,269,816

Loss per common share, basic and diluted	(0.04)	(0.02)

The accompanying notes are an integral part of these consolidated financial statements

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Consolidated Statements of Cash Flow

(expressed in Canadian dollars)

	Three Months ended March 31, 2009	Three Months ended March 31, 2008	Cumulative From March 22, 2004 to March 31, 2009
	$	$	$
		(as restated – see Note 2)

Cash provided by (used in)

Operating activities
Net loss for the period	(3,994,928)	(1,901,174)	(62,835,616)
Items not affecting cash:
Stock based compensation	280,489	853,144	15,042,686
Amortization of capital assets	153,129	88,187	779,193
Provision for reclamation	88,731	-	602,307
Write-off of mineral properties	63,561	-	383,206
Foreign exchange gain	-	16,597	(2,297,981)
Gain on sale of assets	-	-	(5,361)
Non-cash exploration costs (credits)	-	-	2,726,280
Other loss (income)	(6,500)	15,000	8,498
Future income taxes	-	-	(429,055)
Change in non-cash working capital items:
Amounts receivable	64,178	677,989	(68,532)
Prepaid expenses	(41,708)	(18,823)	(119,485)
Accounts payable and accrued liabilities	(912,539)	(839,517)	1,352,519

	(4,305,587)	(1,108,597)	(44,861,341)

Investing activities
Mineral properties	(91,143)	(143,070)	(10,551,955)
Construction in progress	(57,819)	-	(380,912)
Purchase of short- term investments	(481,808)	-	(217,437,819)
Sale of short-term investments	2,499,200	49,989,021	180,281,011
Increase in bonding and other deposits	(1,312,928)	10,832	(3,891,753)
Proceeds from sale of assets	-	-	26,344
Purchase of capital assets	(70,895)	(308,712)	(2,306,654)

	484,607	49,548,071	(54,261,738)

Financing Activities
Issuance of common shares and warrants	-	2,750,000	122,668,053
Share issue costs	-	(110,000)	(2,569,025)
Proceeds from exercise of warrants, compensation options and stock options	-	46,250	18,567,931
Payment of New Frontiers obligation	-	-	(17,565,125)

	-	2,686,250	121,101,834

Net change in cash and cash equivalents	(3,820,980)	51,125,724	21,978,755

Cash and cash equivalents - Beginning of period	25,799,735	26,312,757	-

Cash and cash equivalents- End of period	21,978,755	77,438,481	21,978,755

Non-cash financing and investing activities: Common shares issued for properties	409,500

The accompanying notes are an integral part of these consolidated financial statements

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
March 31, 2009

(expressed in Canadian dollars)

1.	Nature of operations

Ur-Energy Inc. (the "Company") is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States.  The Company has not determined whether the properties contain mineral reserves.  The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.  The Company is currently in the process of permitting its Lost Creek property.

2.	Significant accounting policies

Basis of presentation

Ur-Energy Inc. was incorporated on March 22, 2004 under the laws of the Province of Ontario.  The Company continued under the Canada Business Corporation Act on August 7, 2006.  These financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc., NFU Wyoming, LLC, Lost Creek ISR, LLC, The Bootheel Project, LLC, NFUR Bootheel, LLC, Hauber Project LLC, NFUR Hauber, LLC, ISL Resources Corporation, ISL Wyoming, Inc. and CBM-Energy Inc.  All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company”.

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles. The operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. Except as set out below, the accounting policies used in the preparation of the interim consolidated financial statements conform to those used in the Company’s annual financial statements for the year ended December 31, 2008 and reflect all normal and recurring adjustments considered necessary to fairly state the results for the periods presented.

These unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements for the year ended December 31, 2008.

Exploration accounting policy change

In December 2008, the Company changed its policy for accounting for exploration and development expenditures.  In prior years, the Company capitalized all direct exploration and development expenditures.  Under its new policy, exploration, evaluation and development expenditures, including annual exploration license and maintenance fees, are charged to earnings as incurred until the mineral property becomes commercially mineable.

Management considers that a mineral property will become commercially mineable when it can be legally mined, as indicated by the receipt of key permits.  Development expenditures incurred subsequent to the receipt of key permits will be capitalized and amortized on the unit-of-production method based upon the estimated recoverable resource of the mineral property.  Management believes that this treatment provides a more relevant and reliable depiction of the Company’s asset base and more appropriately aligns the Company’s policies with those of comparable companies in the mining industry at a similar stage.

The Company has accounted for this change in accounting policy on a retroactive basis.  The comparative operating results for the three months ended March 31, 2008 were  restated as follows:  expenses increased by $0.7 million, net loss increased by $0.7 million, and loss per common share increased by $0.01.

The Company will continue to capitalize the acquisition costs of mineral properties and capital assets.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
March 31, 2009

(expressed in Canadian dollars)

Adoption of new accounting pronouncement
Sections 3064 – Goodwill and Intangible Assets

Effective January 1, 2009 the Company adopted new CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which will replaces Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.  The adoption of this standard did not have a material impact on the these consolidated financial statements.

3.	Cash and cash equivalents and short-term investments

The Company’s cash and cash equivalents are comprised of:

Cash and cash equivalents	As at March 31, 2009	As at December 31, 2008
	$	$
Cash on deposit at banks	306,653	392,170
Guaranteed investment certificates	8,037,500	9,087,500
Money market	7,383,350	1,031,882
Certificates of deposit	6,251,252	15,288,183

	21,978,755	25,799,735

The Company’s cash equivalents and short-term investments consist of Canadian dollar and US dollar denominated guaranteed investment certificates, money market funds and certificates of deposits.  They bear interest at annual rates ranging from 0.30% to 3.25% and mature at various dates up to May 5, 2009.  These instruments are maintained at financial institutions in Canada and the United States.  Of these amounts, approximately $0.4 million is covered by either the Canada Deposit Insurance Corporation or the Federal Deposit Insurance Corporation, leaving approximately $58.7 million at risk should the financial institutions with which these amounts are invested cease trading.  As at March 31, 2009, the Company does not consider any of its financial assets to be impaired.

4.	Bonding and other deposits

Bonding and other deposits include $3,869,260 (December 31, 2008 – $2,556,815) of reclamation bonds deposited with United States financial institutions as collateral to cover potential costs of reclamation related to properties. Once the reclamation is complete, the bonding deposits will be returned to the Company.

5.	Mineral properties

	Canada	USA		Total

Mineral properties:	Canadian Properties $	Lost Creek/ Lost Soldier $	Other US Properties $	$

Balance December 31, 2008	617,160	24,316,716	6,874,945	31,808,821

Acquisition costs	-	-	475,051	475,051
Staking and claim costs	(30,021)	893	8,835	(20,293)
Labor costs	-	2,770	32,907	35,677
Outside service costs	-	-	1,629	1,629
Other costs	-	-	79	79
Write-off	(63,561)	-	-	(63,561)

Balance March 31, 2009	523,578	24,320,379	7,393,446	32,237,403

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
March 31, 2009

(expressed in Canadian dollars)

Canada

The Company's Canadian properties include Screech Lake, which is located in the Thelon Basin, Northwest Territories and Bugs, which is located in the Kivalliq region of the Baker Lake Basin, Nunavut.  During the three months ended March 31, 2009, the Company wrote off mineral property costs associated with the Eyeberry claims.

United States

Lost Creek and Lost Soldier

The Company acquired certain of its Wyoming properties when Ur-Energy USA entered into the Membership Interest Purchase Agreement (“MIPA”) with New Frontiers Uranium, LLC on June 30, 2005.  Under the terms of the MIPA, the Company purchased 100% of the issued and outstanding membership interests in NFU Wyoming, LLC.  Assets acquired in this transaction include the extensively explored and drilled Lost Creek and Lost Soldier projects, and a development database including more than 10,000 electric well logs, over 100 geologic reports and over 1,000 geologic and uranium maps covering large areas of Wyoming, Montana and South Dakota.  The 100% interest in NFU Wyoming was purchased for an aggregate consideration of $24,515,832 (US$20,000,000).  A royalty on future production of 1.67% is in place with respect to 20 claims comprising a small portion of the Lost Creek project claims.

Other US Properties

The Company’s other US properties include EN, RS, and Bootheel and Buck Point, which are located in Wyoming.

In January 2009, the Company entered into certain agreements for the transfer of certain land claims, royalties and other property rights for an aggregate consideration of 650,000 common shares and US$64,000.  The acquisition primarily related to additions to the Company’s EN claim group.

6.	Capital assets

	March 31, 2009			December 31, 2008

Capital assets:	Cost $	Accumulated Amortization $	Net Book Value $	Cost $	Accumulated Amortization $	Net Book Value $

Light vehicles	661,743	254,751	406,992	656,184	215,238	440,946
Heavy mobile equipment	424,559	133,975	290,584	424,559	103,903	320,656
Machinery and equipment	780,085	282,438	497,647	780,085	232,390	547,695
Furniture and fixtures	191,530	57,204	134,326	189,987	48,829	141,158
Computer equipment	209,483	77,797	131,686	178,633	66,672	111,961
Software	158,354	70,519	87,835	125,411	56,523	68,888

	2,425,754	876,684	1,549,070	2,354,859	723,555	1,631,304

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
March 31, 2009

(expressed in Canadian dollars)

7.	Construction in progress

	USA	Total
Construction in progress:	Lost Creek
	$	$

Balance December 31, 2008	323,093	323,093

Plant design costs	57,819	57,819

Balance March 31, 2009	380,912	380,912

8.	Asset retirement obligation

The Company has recorded $602,307 for asset retirement obligations (December 31, 2008 – $513,576) which represents an estimate of costs that would be incurred to remediate the exploration and development properties.  The retirement obligations recorded relate entirely to exploration and development drill holes on the Company's Wyoming properties.

9.	Shareholders’ equity and capital stock

Authorized

The Company is authorized to issue an unlimited number of common shares and an unlimited number of Class A preference shares with the rights, privileges and restrictions as determined by the Board of Directors at the time of issuance.

No class A preference shares have been issued

	Capital Stock		Contributed	Accumulated	Shareholders’
	Shares #	Amount $	Surplus $	Deficit $	Equity $

Balance December 31, 2008	93,243,607	144,396,460	12,721,559	(58,840,688)	98,277,331

Common shares issued for properties	650,000	409,500	-	-	409,500
Non-cash stock compensation	-	-	280,489	-	280,489
Net loss and comprehensive loss	-	-	-	(3,994,928)	(3,994,928)

Balance March 31, 2009	93,893,607	144,805,960	13,002,048	(62,835,616)	94,972,392

2009  issuances

In January 2009, the Company entered into certain agreements for the transfer of certain land claims, royalties and other property rights for an aggregate consideration of 650,000 common shares and US$64,000.  The acquisition primarily related to additions to the Company’s EN claim group.

Stock options

On November 17, 2005, the Company’s Board of Directors approved the adoption of the Company's stock option plan (the “Plan”).  Eligible participants under the Plan include directors, officers and employees of the Company and consultants to the Company.  Under the terms of the Plan, options generally vest with Plan participants as follows: 10% at the date of grant; 22% four and one-half months after grant; 22% nine months after grant; 22% thirteen and one-half months after grant; and, the balance of 24% eighteen months after the date of grant.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
March 31, 2009

(expressed in Canadian dollars)

Activity with respect to stock options is summarized as follows:
	Number	Weighted-average exercise price $

Outstanding December 31, 2008	6,228,700	1.95

Granted	1,075,473	0.66
Exercised	-	-
Forfeited	(3,400)	1.65
Expired	(11,200)	1.65

Outstanding March 31, 2009	7,289,573	1.76

As at March 31, 2009, outstanding stock options are as follows:

	Options outstanding		Options exercisable

Exercise price $	Number of options	Weighted- average remaining contractual life (years)	Number of options	Weighted- average remaining contractual life (years)	Expiry

1.25	2,440,800	1.6	2,440,800	1.6	November, 17, 2010
2.01	75,000	2.0	75,000	2.0	March 25, 2011
2.35	1,450,000	2.1	1,450,000	2.1	April 21, 2011
2.75	399,200	2.5	399,200	2.5	September 26, 2011
4.75	45,000	3.1	45,000	3.1	May 15, 2012
3.67	200,000	3.3	200,000	3.3	July 15, 2012
3.00	437,500	3.4	437,500	3.4	August 9, 2012
3.16	50,000	3.5	50,000	3.5	September 17, 2012
2.98	50,000	3.5	38,000	3.5	October 5, 2012
4.07	30,000	3.6	22,800	3.6	November 7, 2012
2.11	25,000	4.0	13,500	4.0	March 19, 2013
1.65	986,600	4.1	533,500	4.1	May 8, 2013
1.72	25,000	4.4	8,000	4.4	August 6, 2013
0.71	1,000,473	4.9	100,048	4.9	February 9, 2014
0.64	75,000	4.9	7,500	4.9	March 11, 2014

1.76	7,289,573	2.8	5,820,848	2.3

During the three months ended March 31, 2009, the Company recorded a total of $280,489 related to stock option compensation (2008 – $853,144).  This amount is included in shareholders’ equity as contributed surplus and is recorded as an expense.  The fair value of options granted during the three months ended March 31, 2009 and 2008 was determined using the Black-Scholes option pricing model with the following assumptions:

	2009	2008

Expected option life (years)	2.9	4.0
Expected volatility	83%	65%
Risk-free interest rate	1.4%	3.0% - 3.4%
Pre-vest forfeiture rate	4.6%	-
Expected dividend rate	nil	nil

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
March 31, 2009

(expressed in Canadian dollars)

10.	Segmented information

The Company’s operations comprise one reportable segment being the exploration and development of uranium resource properties.  The Company operates in Canada and the United States.  Capital assets segmented by geographic area are as follows:

	March 31, 2009
	Canada $	United States $	Total $

Bonding and other deposits	-	3,891,753	3,891,753
Mineral properties	523,579	31,713,824	32,237,403
Capital assets	7,341	1,541,729	1,549,070
Construction in progress	-	380,912	380,912

	December 31, 2008
	Canada $	United States $	Total $

Bonding and other deposits	-	2,578,825	2,578,825
Mineral properties	617,160	31,191,661	31,808,821
Capital assets	7,847	1,623,457	1,631,304
Construction in progress	-	323,093	323,093